UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

99.1	Amendment No. 1 to the Distribution Agreement relating to senior medium-term notes, dated as of October 1, 2024, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.

99.2	Amendment No. 1 to the Distribution Agreement relating to warrants, dated as of October 1, 2024, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: October 2, 2024	By:	/s/ Caroline Cook
Name: Caroline Cook
Title: Associate Vice President, Legal Treasury and Corporate Securities